FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 30, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release dated 27 March 2009
2	Debt instrument allocation list

Item 1

Press Release

Amsterdam, 27 March 2009

ABN AMRO Group reports full year 2008 financial results

Results of operations in 2008
In 2008, ABN AMRO recorded a profit after tax of EUR 3.6 billion comprising a loss after tax of EUR 12.9 billion from continuing operations offset by a gain after tax on disposals of discontinued operations of EUR 16.5 billion. The result from continuing operations was materially impacted by difficult trading and market conditions. The majority of losses arising from the market turmoil were recorded in the global markets business acquired by RBS. Results were also affected by the transfer of some businesses to RBS. The transfer of these business activities, along with their related assets and liabilities, has resulted in substantial realised losses on the transfers for ABN AMRO. In addition, increasingly new business is originated directly in RBS rather than in the RBS acquired businesses within ABN AMRO and consequently the RBS acquired businesses can not be evaluated on a stand-alone basis. Reference should be made to the RBS Group’s Annual Report and Accounts 2008 for a discussion of the results.

The businesses acquired by the Dutch State, comprising Netherlands and Private Clients, were profitable for the full year 2008. However, the level of profit was impacted by an increase in loan impairment charges, pressure on interest rate margins in Netherlands and lower fee income in Private Clients caused by a decline in assets under management.

Substantially all businesses acquired by Santander were sold to third parties or transferred to Santander in 2008. The positive results on these businesses are reflected in discontinued operations.

Capital, liquidity and funding
ABN AMRO has continued to be well capitalised, with a tier 1 and a total capital ratio at the end of 2008 of 10.9% and 14.4% respectively. This reflects close and careful management of our capital and the balance sheet and substantially exceeds the minimum tier 1 and total tier capital ratios of 9% and 12.5% respectively that have been set by the Dutch Central Bank during the separation period.

ABN AMRO’s timely response to the dislocation of the financial markets and ABN AMRO related events, in combination with effective liquidity management and the actions of the Dutch State, enabled ABN AMRO to continue to meet the regulatory liquidity requirements throughout 2008. ABN AMRO continues to be well funded.

For further information, please contact

RBS Group Investor Relations investor.relations@rbs.com Richard.Oconnor@rbs.com, +44 207 672 1758 Neil.Moorhouse@rbs.co.uk, +44 131 523 4414	ABN AMRO Press Office pressrelations@nl.abnamro.com hans.van.zon@nl.abnamro.com jeroen.van.maarschalkerweerd@nl.abnamro.com +31 20 6288900

APPENDIX I - to the ABN AMRO Press Release on 2008 financial results

Update on separation

Separation activity in 2008
The sale of business unit Asset Management to Fortis Belgium was concluded on 1 April 2008. The sale of Banco Real and substantially all of the other businesses allocated to Santander was concluded in July 2008. The main disposal of an ABN AMRO business outside the Consortium was the sale of Banca Antonveneta to Banca Monte dei Paschi di Siena, which was concluded in May 2008. As a consequence, all results relating to Asset Management and Santander acquired businesses are classified as discontinued operations.

A number of businesses and client activities were transferred to RBS during 2008 and many businesses have been re-branded as RBS. For details of the RBS businesses and results description, reference is made to the 2008 RBS Annual Results documents as published on 26 February 2009 and the 2008 RBS Group Annual Report.

Other assets and liabilities shared in ownership by the Consortium have significantly decreased. They have either been sold or are economically allocated to a Consortium Member. In 2008, the majority of the Group Asset and Liability Management portfolios were allocated to individual Consortium Members. Group Functions have been scaled down in line with the separation of businesses.

As the transfer of businesses to Santander is substantially complete, ABN AMRO consists now of the remaining RBS acquired businesses, the Dutch State acquired businesses and some residual shared assets.

Business description and planned separation activity for 2009
RBS and the Dutch State have agreed that the Dutch State acquired businesses will be legally separated from the residual RBS acquired businesses into a new bank. A strategy is being developed in relation to the RBS acquired businesses that will remain in ABN AMRO. These businesses are principally part of the Global Banking & Markets, Global Transaction Services, Retail and Commercial Banking divisions of RBS Group.

It is intended that the Dutch State acquired businesses, which consist of the Dutch commercial and retail banking and international private clients business, will be transferred into a new legal entity under a separate banking license. The preparation of the license application including pro-forma financial information is in progress and is planned for submission to the Dutch Central Bank by the end of the 2nd quarter 2009.

In July 2008, to comply with conditions laid down by the European Commission for the integration of Fortis and ABN AMRO in the Netherlands, ABN AMRO agreed to sell some of its commercial banking activities in the Netherlands to Deutsche Bank, subject to a number of conditions including approval by the Dutch Central Bank. At the end of the stipulated period for completing this sale, 31 October 2008, these conditions had not been fulfilled and the sale did not proceed. ABN AMRO continues to review options for satisfying the requirements of the European Commission.

Governance until legal separation
Until the final legal separation, ABN AMRO will continue to be governed by its Managing Board and Supervisory Board and be regulated on a consolidated basis with capital ratios and liquidity measures and exposures of the Group being reported to and regulated by its supervisor, the Dutch Central Bank. Any future capital repatriations to individual Consortium Members are part of an overall capital plan agreed between all Consortium Members and are subject to regulatory approval.

Issued debt instrument allocation
As part of the separation process the Consortium Members have come to an agreement on the economic allocation of issued debt instruments within ABN AMRO to the individual Consortium Members’ acquired businesses. All Santander allocated instruments were transferred as part of the business transfers carried out in 2008.

A list of the allocation of the remaining issued debt instruments to the RBS and the Dutch State acquired businesses is published on the ABN AMRO website (www.abnamro.com).

An update on the transfer strategy and progress will be given as part of a first quarter trading update in May 2009. Furthermore, investors and customers will be kept informed directly or indirectly during the separation process.

APPENDIX II - to the ABN AMRO Press Release on 2008 financial results

Update on rewards in 2008 and reward policy for 2009 for the Dutch State acquired businesses1

2008 rewards
The Dutch State acquired businesses of ABN AMRO have implemented the remuneration obligations for 2008 recorded in the collective labour agreement (CAO) and the bank’s remuneration schemes in a very restrained manner.

All employees covered by the CAO are to receive a performance payment in accordance with the arrangements in the CAO. This payment was substituted for a fixed part of the salary in 2005 and is not a bonus. The level is considerably lower (20%) than in previous years, in line with the lower results in 2008. ABN AMRO has chosen not to renegotiate the agreements made in the CAO. The background to this decision is that the bank does not wish to betray the employees’ trust in the bank as a reliable employer.

The amount of discretionary bonuses for CAO employees was much lower in 2008 than in prior years. The amount paid out in discretionary bonuses in the Netherlands and elsewhere in 2008 was EUR 58.5 million, which was 37% lower than in 2007. The amount paid out in the Netherlands was EUR 17.2 million, which was 48% less than in 2007.

Senior management including Managing Board members (non-CAO) have been asked to waive their entitlement in 2008 to the retention packages and guaranteed bonuses already agreed and to go back to the contractually applicable bonus system at the lowest possible level if they wish to play a role in the future of the bank. The total amount of these bonuses in 2008 is EUR 8.3 million, which is 63% lower than in 2007.

2009 reward policy
The basis for the new remuneration policy is restraint and avoidance of the wrong incentives. ABN AMRO will take account in this respect of the letter of the Minister of Finance to the House of Representatives of 22 March 2009. As regards employees not covered by the CAO, it has been decided to freeze their salary in 2009. The bank will shortly announce a decision on the new remuneration policy for this group. If the new package includes bonuses, they will in any event be of a long-term nature.

As regards employees covered by the CAO, ABN AMRO will continue to apply the existing CAO until 1 March 2010. A new CAO and Social Plan that do justice to recent developments will be developed for the new bank in cooperation with the social partners.

	Dutch State Acquired Businesses
EUR in Millions	2008	2007	Reduction 2008 vs 2007

Senior Management including MB

Bonus	8.3	22.7	-63.4%

Other employees

Variable pay NL - Dutch CLA	59.0	73.2	-19.4%

Discretionary bonus NL	17.2	32.8	-47.6%
Discretionary bonus Non-NL	41.3	59.8	-30.9%
Total Discretionary bonus	58.5	92.6	-36.8%

1 The Dutch State acquired businesses comprise Netherlands and Private Clients.

APPENDIX III - to the ABN AMRO Press Release on 2008 financial results

Group results

To comply with its filing obligations in the Netherlands and the United States of America, ABN AMRO Holding N.V. has prepared and publishes today its Annual Report including consolidated financial statements for the year ended 31 December 2008.

Following the acquisition of ABN AMRO by the Consortium of Royal Bank of Scotland, Fortis and Santander in October 2007, the Royal Bank of Scotland Group plc (‘RBS’) has assumed the lead responsibility for managing ABN AMRO with respect to all regulatory requirements. Accordingly, ABN AMRO’s financial results are fully consolidated in the RBS Group financial results.

Set out below is a summary of the ABN AMRO Group results and financial position. In addition further information has been provided on the Dutch State acquired businesses in Appendix IV. Details on the RBS acquired businesses are provided in the 2008 RBS Group Annual Report and Accounts.

ABN AMRO Group

EUR in Millions	Group IFRS		Group non-GAAP
	2008	2007	2008	2007
Profit and Loss
Net interest income	5,783	4,595	5,828	4,815
Net fee and commissions income	2,629	3,852	2,629	3,852
Net trading income	-9,324	1,119	-9,324	1,116
Results from financial transactions	-1,684	1,134	-1,648	1,088
Share of result in equity accounted investments	106	223	106	222
Other operating income	306	1,239	306	1,239
Income from consolidated private equity holdings	1,726	3,836	0	0

Operating income	-458	15,998	-2,103	12,332
Operating expenses	11,629	14,785	9,994	11,151
Operating result	-12,087	1,213	-12,097	1,181
Loan impairment and other credit risk provisions	3,387	717	3,387	717
Operating profit/(loss) before taxes	-15,474	496	-15,484	464
Tax	-2,580	-458	-2,590	-490
Profit/(loss) from continuing operations	-12,894	954	-12,894	954
Profit from discontinued operations net of tax	16,489	9,021	16,489	9,021
Profit for the year	3,595	9,975	3,595	9,975

RWA	176,028	232,312	176,028	232,312

BIS ratios percentages

Core tier 1	10.10	10.59	10.10	10.59
Tier 1	10.88	12.42	10.88	12.42
Total BIS ratio	14.43	14.61	14.43	14.61

AuM (EUR in billions)	102	140	102	140

In line with the performance review in the Annual Report we present our results under IFRS but also provide and discuss ‘non-GAAP’ results which exclude the consolidation effect of controlled private equity investments. For further explanations please refer to our 2008 Annual Report (www.abnamro.com).

The result from continuing operations of the Group in 2008 amounts to a loss of EUR 12.9 billion. The result was severely impacted by the financial turmoil, in particular the trading and financial transaction results of the RBS acquired businesses (represented in the 2008 Annual Report by business units: Europe, Asia and Americas). The performance was also impacted by the transfer of some businesses to RBS. The transfer of these business activities, along with their related assets and liabilities, has resulted in substantial disposal losses for ABN AMRO. In addition, new business is increasingly originated directly in RBS rather than in the RBS acquired businesses within ABN AMRO and consequently, the RBS acquired businesses cannot be evaluated on a stand-alone basis. Reference should be made to the RBS Group’s Annual Report and Accounts 2008 for a discussion of these results.

The net operating profit in the Dutch State acquired businesses, comprising Netherlands and Private Clients, was EUR 471 million. The businesses remained profitable, in spite of an increase in loan impairment charges, pressure on interest rate margins as well as a decline in assets under management.

The net operating loss in Central Items, the residual part of the Group including Group Functions and some investments shared by the Consortium Members, amounts to EUR 816 million which is amongst others due to negative fair market value adjustments and disposal losses on private equity investments and increased shareholders costs not allocated out to the business units. Operating expenses decreased significantly compared to 2007 because 2007 figures included a number of expenses related to the corporate situation of ABN AMRO, including corporate transaction-related fees.

The gain on discontinued operations of EUR 16.5 billion comprises the a profit on the sales of Asset Management to Fortis Belgium, Banca Antonveneta to Banca Monte dei Paschi, Banco Real to Santander, and the net operating result of the above businesses prior to the sales.

The capital adequacy ratios have slightly decreased predominantly due to the negative RBS acquired businesses results partly offset by decreasing RWA levels following transfers to RBS.

APPENDIX IV - to the ABN AMRO Press Release on 2008 financial results

Results of the Dutch State acquired businesses

	Netherlands		Private Clients		Total
EUR in Millions	2008	2007	2008	2007	2008	2007

Profit and Loss
Net interest income	2,822	2,981	401	459	3,223	3,440
Net fee and commissions income	750	781	572	760	1,322	1,541
Net trading income	112	83	78	72	190	155
Results from financial transactions	194	29	-13	8	181	37
Share of result in equity accounted investments	30	54	1	0	31	54
Other operating income	170	244	72	91	242	335

Operating income	4,078	4,172	1,111	1,390	5,189	5,562
Operating expenses	2,923	2,641	863	969	3,786	3,610
Operating result	1,155	1,531	248	421	1,403	1,952
Loan impairment and other credit risk provisions	761	378	15	0	776	378
Operating profit/(loss) before taxes	394	1,153	233	421	627	1,574
Tax	88	271	68	123	156	394
Net operating profit	306	882	165	298	471	1,180

AuM (EUR in billions)			102	140	102	140

Netherlands
The Netherlands operations include the network of branches offering a variety of retail and commercial products with a focus on retail clients and small to mid-market enterprises. Presented results include the International Diamonds and Jewelry Group operations together with the Group Assets and Liabilities Management (ALM) investment and funding portfolios economically allocated to Dutch State acquired businesses as of 1 April 2008.

Net operating profit in 2008 of EUR 306 million is EUR 576 million below 2007. The current year performance has been affected by rising funding costs resulting from changes in the funding composition and increasing interest margin pressure and higher levels of loan impairments.

Apart from the allocated ALM results as of 1 April 2008, interest income remained flat in comparison with 2007 as volume growth in mortgages and commercial loans was offset by lower interest margins. Result from financial transactions increased by EUR 165 million, reflecting a positive result on the unwinding of some capital management related guarantee transactions. The offsetting effect in other operating income reflects gains on sale of offices recognised in 2007.

The total operating income from ALM activities amounted to EUR 232 million negative, which was heavily impacted by increasing funding costs in 2008.

The results of the International Diamonds and Jewelry Group are stable over the 2007 and 2008 period with a net operating profit of EUR 28 million compared to EUR 26 million in the prior year.

Operating expenses increased by EUR 282 million, mainly due to the fact that the 2008 expense level included a restructuring charge of EUR 175 million, whilst in 2007 benefited from restructuring provision releases of EUR 46 million. The restructuring charge relates to integration and restructuring costs as well as costs of the preparation for the planned sale of certain activities as required under the EC Remedy. In addition, 2008 includes a deposit guarantee provision of EUR 40 million.

Loan impairments include specific provisions mainly against commercial loan portfolios as well as increased provisioning following credit cycle adjustments, leading to a loan impairment level for the full year being approximately twice the prior year level.

Private Clients
Private Clients offers private banking services to individuals with net invested assets above EUR 1 million. Private Clients has developed significant market presence in Europe through organic growth as well as acquisitions.

The 2008 net operating profit falls below the 2007 level by EUR 133 million driven by the reductions in the operating income, as Private Clients experienced the financial markets deterioration.

The main contributor to the lower 2008 results is the reduced level of assets under management. Compared to 2007, assets under management reduced from EUR 140 billion to EUR 102 billion, with a EUR 2 billion reduction attributable to the sale of Private Clients Brazil to Santander early 2008. Adjusted for other divestitures, such as the UK, India, Indonesia and Gibraltar, assets under management levels have declined by a quarter primarily driven by the significant decrease in the value of the financial assets following the severe dislocation of capital markets and also some client attrition particularly in the third quarter of the year. The latter has abated following the acquisition of Fortis Bank Nederland by the Dutch State.

The reduced level of assets under management is directly reflected in the lower interest and commission income. In addition, the results also include an impairment loss on equity investments held in support of client related investment products of EUR 24 million.

Operating expenses reduced by 11% despite transition costs of EUR 33 million and a deposit guarantee provision of EUR 13 million. The reduction reflects lower bonuses and general administration costs.

APPENDIX V - to the ABN AMRO Press Release on 2008 financial results

Balance Sheet information

EUR in Billions	Group		Dutch State Acquired Businesses
Assets	2008	2007	2008	2007

Cash and balances with central banks	5.9	16.8	0.6	0.7
Financial assets held for trading	212.7	242.3	1.0	0.5
Financial investments	67.1	96.4	14.7	4.2
Loans and receivables - banks	75.6	175.7	1.0	2.2
Loans and receivables - customers	270.5	398.3	150.4	143.9
Other	35.0	95.7	9.4	9.9

Total assets	666.8	1,025.2	177.1	161.4
Liabilities
Financial liabilities held for trading	192.1	155.5	0.3	0.2
Due to banks	94.6	239.3	-5.7	2.0
Due to customers	209.0	330.4	122.0	131.9
Issued debt securities	111.3	175.0	31.2	16.5
Other	29.1	78.7	16.4	7.2
Subordinated liabilities	13.5	15.6	5.9	0.0

Total liabilities	649.7	994.5	170.1	157.8

Equity attributable to shareholders of the parent company	17.1	29.6	7.0	3.6
Equity attributable to minority interests	0.0	1.1	0.0	0.0

Total equity	17.1	30.7	7.0	3.6

Total equity and liabilities	666.8	1,025.2	177.1	161.4

Group Balance sheet
The Group’s total assets were EUR 667 billion at 31 December 2008, a decrease of EUR 358 billion, or 35%, when compared with EUR 1,025 billion at 31 December 2007. This decrease is primarily related to the transfer of businesses from the Group to the acquiring Consortium Members and sales to third parties in relation to the transition and the impact on transaction volumes and values due to effects of the dislocation of financial markets during 2008.

Balance sheet of the Dutch State acquired businesses
The Dutch State acquired businesses’ year on year balance sheet movements are mainly due to the economic allocation of the Group’s ALM balances to the Consortium Members, while the change in equity includes the allocated gain on the sale of the business unit Asset Management to Fortis Belgium.

Note for editor:
For further information, please contact

ABN AMRO Press Office
pressrelations@nl.abnamro.com
+31 20  628 8900

RBS Group Investor Relations
investor.relations@rbs.com

Item 2

Disclaimer:
No person should place any reliance on the allocations for any purpose and should be aware that changes may be required to the allocation of debt instruments as well as to the eventual manner in which they will be legally transferred. No part of the allocations or the fact of its release should form the basis of, or be relied on in connection with, any contract or commitment or investment decisions whatsoever. In respect of any debt instruments not published on the website, the allocation is still to be finalised between the Consortium Members and therefore no information on the future allocation of such instruments can be given at this time.

The following table lists the debt instruments issued by ABN AMRO/ABN AMRO Bank N.V. and economically allocated to RBS acquired businesses as at 31 December 2008:

ISIN ID
EUR182 million 6.00% subordinated notes 2009	NL0000121564
EUR182 million 6.13% subordinated notes 2009	NL0000121614
EUR800 million 6.25% subordinated notes 2010	NL0000118024
EUR1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable June 2010)	XS0221082125
EUR5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	XS0233906808
EUR7 million 7.38% subordinated notes 2016	XS0067976364
EUR26 million 7.42% subordinated notes 2016	XS0067935253
EUR100 million 5.125% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	XS0159771327
EUR250 million 4.70% CMS linked subordinated notes 2019	NL0000122505
EUR15 million CMS linked floating rate subordinated lower tier 2 notes 2020	XS0214553348
EUR13 million zero coupon subordinated notes 2029 (callable June 2009)	XS0098392755
EUR170 million floating rate sinkable subordinated notes 2041	XS0123050956
GBP42 million amortising MTN subordinated lower tier 2 notes 2010	XS0072183204
GBP25 million amortising MTN subordinated lower tier 2 notes 2011	XS0073571761
AUD175 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	AU0000ABOHH0
AUD575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	AU0000ABOHG2
USD1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2010)	XS0213858243
USD500 million 4.65% subordinated notes 2018	USN02627AR30
USD165 million 6.14% subordinated notes 2019	XS0088804504
USD72 million 5.98% subordinated notes 2019	XS0093450608
USD1,285 million 5.9% Trust Preferred V	US00372P2039
USD200 million 6.25% Trust Preferred VI	US00080V2034
USD1,800 million 6.08% Trust Preferred VII	US00372Q2012

All senior unsecured debt has been economically allocated to RBS acquired businesses of ABN AMRO.

1

The following table lists the debt instruments issued by ABN AMRO/ABN AMRO Bank N.V. and economically allocated to Dutch State acquired businesses as at 31 December 2008:

ISIN ID
EUR1,150 million 4.625% subordinated lower tier 2 notes 2009	NL0000122463
EUR500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	XS0256778464
EUR1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011)	XS0267063435
EUR82 million floating rate subordinated notes 2017	XS0113243470
EUR103,4 million floating rate subordinated lower tier 2 notes 2020	XS0114072423
EUR65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	PP550NBC4
USD100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	PP550NBB6
USD36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	PP550NB42
USD1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012)	XS0282833184
USD250 million 7.75% subordinated lower tier 2 notes 2023	US00077TAA25
GBP750 million 5% Bermudan callable perpetual subordinated upper tier 2 notes issued for an indefinite period (callable February 2016)	XS0244754254
EUR1,000 million 4.310% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)	XS0246487457
EUR 11,2 million 4.0% bank bonds 2009	NL0000071942
EUR 73,3 million 5.0% bank bonds 2009	NL0000071983
EUR 124,0 million 5.5% bank bonds 2010	NL0000065423
EUR 148,3 million 5.75% bank bonds 2010	NL0000071991
EUR 64,7 million 5.0% bank bonds 2012	NL0000065456
EUR 122,4 million 4.5% bank bonds 2013	NL0000066231
EUR 154,1 million 4.5% bank bonds 2014	NL0000066249
NLG 372,7 million 6.5% bank bonds 2011	NL0000065936
NLG 105,7 million 6.5% bank bonds 2017	NL0000066025

All current debt outstandings under the Covered Bond Programme and the Bouwfonds Secured Debt programme of ABN AMRO Bank N.V. have been economically allocated to the Dutch State acquired businesses of ABN AMRO.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	30 March 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

		By:	/s/ Mark Boyle
			Name:	Mark Boyle
			Title:	Head of Reporting & Policy